NSAR Item 77E Litigation Disclosure for BlackRock New York Municipal Income Quality Trust ("BSE")

A purported derivative complaint had been filed by Roy Curbow and other shareholders of BlackRock New York Municipal Income Quality Trust ("BSE") on July 27, 2010 in the Supreme Court of the State of New York, New York County. The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BSE as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BSE and their common shareholders and committed waste by redeeming BSE’s auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BSE as a result of the prior redemptions and injunctive relief preventing BSE from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.  BlackRock Advisors, LLC, BlackRock, Inc. and the other parties named in the complaint believe that the claims asserted in the complaint are without merit and intend to vigorously defend themselves in the litigation.